UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number: 0-49807

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WASHINGTON GAS LIGHT COMPANY

SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WGL Holdings, Inc.

101 Constitution Avenue, N.W.

Washington, D.C. 20080

Washington Gas Light Company Savings Plan

For the Fiscal Year Ended December 31, 2012

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted from the supplemental schedule section of this report because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrators and Participants of

Washington Gas Light Company Savings Plan.

We have audited the accompanying statement of net assets available for benefits of Washington Gas Light Company Savings Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Washington Gas Light Company Savings Plan as of December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Mclean, Virginia

July 8, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

Washington Gas Light Company Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Washington Gas Light Company Savings Plan as of December 31, 2011. This statement of net assets available for benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this statement of net assets available for benefits based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Washington Gas Light Company Savings Plan at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ MITCHELL & TITUS, LLP

Washington, DC

July 10, 2012

2

Washington Gas Light Company Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2012 and 2011

	2012	2011
Assets
Interest in Master Trust	$140,152,593	$130,520,121
Receivables:
Employee contribution	—	249,753
Employer contribution	—	125,247
Notes receivable from participants	1,853,720	1,921,740

Total Receivables	1,853,720	2,296,740

Total Assets	142,006,313	132,816,861

Net Assets Available for Benefits at Fair Value	142,006,313	132,816,861
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(899,213)	(846,095)

Net Assets Available for Benefits	$141,107,100	$131,970,766

The accompanying notes are an integral part of these statements.

Washington Gas Light Company Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

2012
Investment Income:
Net investment gain from Master Trust	$12,032,676
Interest income on notes receivable from participants	89,769
Contributions:
Employee	4,732,894
Employer	2,721,481
Rollovers	481,254

Total Contributions	7,935,629

Transfer in - from the Washington Gas Light Company
Capital Appreciation Plan	34,038

Total Additions	20,092,112

Deductions:
Benefits paid	(10,777,823)
Administrative expenses	(177,955)

Total Deductions	(10,955,778)

Net Increase in Net Assets	9,136,334
Net Assets Available for Benefits:
Beginning of Year	131,970,766

End of Year	$141,107,100

The accompanying notes are an integral part of these statements.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF THE SAVINGS PLAN

The following description of the Washington Gas Light Company Savings Plan (“Plan” or “Savings Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined contribution plan covering all management employees of Washington Gas Light Company (“Company” or “Plan Sponsor”) and certain of its affiliates. Employees are eligible to participate in the Plan on the date they become an employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (“IRC”).

The assets of the Plan, excluding the receivables, are held and invested on a commingled basis in The Washington Gas Light Company Savings Plan and Washington Gas Light Company Capital Appreciation Plan/Union Employees’ Savings Plan Trust (the Master Trust) under an agreement between the Company and JPMorgan Chase Bank, N.A. (the Trustee). The Savings Plan is administered by the Vice President—Human Resources and Organization Development, and the Vice President and Chief Financial Officer of the Company. On October 1, 2011, JP Morgan Chase Bank, N.A. was named trustee (“Trustee”) of the Master Trust. J.P. Morgan Retirement Plan Services LLC was named the recordkeeper (“Recordkeeper”) of the Plan. Prior to October 1, 2011, ING (formerly known as Citi Street LLC) was the Recordkeeper. In addition, State Street Bank and Trust Company was the Trustee until April 1, 2010 when they were replaced by ING National Trust Company.

Contributions

The Savings Plan permits employees to contribute on both an after-tax and pre-tax basis. Under the pre-tax provision of the Savings Plan, employees can elect to contribute a portion of their pre-tax base compensation, as defined by the Plan, up to Internal Revenue Service (“IRS”) limits. The Company contributes as a pre-tax matching contribution 100% of the first 4% of an employee’s base compensation. Employees who are age 50 or older may make a “catch-up” contribution in accordance with the IRC. Employees were allowed to contribute an additional $5,500 in 2012 and 2011 on a pre-tax basis in excess of the maximum 401(k) contributions of $ 17,000 in 2012 and $16,500 in 2011; however, there is no employer match for “catch-up” contributions.

Under the after-tax provision of the Savings Plan, employees may contribute as a basic (match-qualifying) contribution up to 4% of their base compensation. The Company contributes as an after-tax matching contribution 100% of the first 3% of base compensation that an employee contributes. The Plan also includes an after-tax provision for voluntary contributions. Under this provision, employees may contribute up to 10% of base compensation on an after-tax basis. There is no employer match for voluntary contributions. Accordingly, on an after-tax basis, employees may contribute up to 14% of base compensation.

Employees may not contribute more than 50% of their base compensation in pre-tax and after-tax contributions subject to the IRS dollar limits described above. In addition, employees may not contribute more than 75% of their base compensation in pre-tax, after-tax and “catch-up” contributions subject to the IRS dollar limits described above. For employees contributing under both the pre-tax and after-tax portions, match-qualifying contributions are

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1—DESCRIPTION OF THE SAVINGS PLAN (continued)

considered made under the pre-tax provision of the Savings Plan. The Company may, at its discretion, make an additional contribution to those participants who are employed by the Company at the end of the Plan year. In addition, the Company may, at its discretion, make additional matching contributions on behalf of certain non-highly paid participants in order to satisfy the non-discrimination requirements of the Internal Revenue Code (“IRC”).

Effective January 1, 2010, certain management employees receive an Employer Supplemental Contribution equal to 4 to 6% of base compensation, depending on years of service. These amounts are credited to the participant’s account each pay period.

Employees hired after January 1, 2001 are automatically enrolled in the Savings Plan within 40 days of employment at 4% of the employee’s pre-tax base compensation. The employee may opt-out of Plan participation by following the procedures of the Plan Sponsor to notify the Recordkeeper.

The Savings Plan allows employees to make rollover contributions of funds from other similar qualified plans from previous employers. The rollover contributions must satisfy the requirements of the IRC.

Vesting

Participants are 100% vested at all times in the amounts credited to their accounts.

Participant Accounts

A separate account is maintained for each participant in the Savings Plan. Each participant’s account is properly adjusted for the participant’s contribution, the Company’s matching contribution, the Employer Supplemental Contribution, participant withdrawals, plan expenses and an allocation of the Master Trust’s earnings or losses on investments and other investment income. The Recordkeeper maintains participants’ accounts, records contributions, and performs the allocations to the participants in accordance with the Plan document.

Investments

Participants direct the investment of their accounts into various investment options offered by the Plan. If an employee does not make an affirmative investment election, the contributions are deposited in an investment fund that is designated in the Plan document. The participant can transfer these contributions to another available plan investment at any time. The Plan currently offers common stock of WGL Holdings, Inc., funds managed by registered investment companies (mutual funds), collective trust funds, a separately managed small/mid cap growth fund and a stable return fund as investment options for participants.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1—DESCRIPTION OF THE SAVINGS PLAN (continued)

Distributions

When an employee retires or otherwise terminates employment with the Company due to disability or death, the employee (or employee’s beneficiary where termination is due to death) is eligible to receive 100% of his/her account balance as of the latest valuation date.

The employee (or employee’s beneficiary) may elect to receive the distribution in either a lump-sum (if the account balance is $5,000 or less, the distribution payment will be made in a lump sum), or annual payments not to exceed ten years, or they may postpone the commencement of benefit distribution to some later date as may be permitted by the required minimum distribution rules. When an employee terminates employment for reasons other than retirement, disability or death, the employee (or employee’s beneficiary) is eligible to receive 100% of his/her account balance as of the latest valuation date as a lump-sum distribution.

In-Service Withdrawals

Participants can make withdrawals of after-tax employee contributions, rollover contributions and matured Company contributions (as defined in the Plan document) once every six months. Participants can make withdrawals of pre-tax contributions in the event of financial hardship (as defined in the Plan document) or after attaining age 59-1/2.

Notes Receivable from Participants

Employees may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s pre-tax, “catch-up” and Company match contributions. The loan feature provides additional liquidity to participants. Repayment of loans, including applied interest, are done via payroll deduction and cannot exceed five years, with the exception of loans for the purchase of the participant’s principal residence, in which case the repayment period cannot exceed 25 years. The loans are secured by the balance in the participant’s Plan account and, effective October 1, 2011, new loans bear an interest rate of one percent above the prime rate published by the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued. If repayment is not made by a participant within 90 days of a missed payment, the loan is considered in default and could be treated as a taxable distribution to the participant. The outstanding balances of loans made to participants are shown on the Statements of Net Assets Available for Benefits as Notes receivable from participants.

Amendment or Termination

The Savings Plan may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the Plan document.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

In conformity with accounting principles generally accepted in the United States of America, the Plan Administrators make estimates and assumptions in the preparation of the Plan’s financial statements that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 6 for disclosures provided for fair value measurements of plan investments.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net realized and unrealized gains and losses from security transactions are reported using the historical cost based on a first-in, first-out methodology.

Management fees and operating expenses charged to the Master Trust for investments in registered investment companies and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected in the financial statements. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Reporting of Investment Contracts by the Master Trust – (Wells Fargo Stable Return Fund)

The Master Trust invests in a Stable Return Fund, which is comprised of the Wells Fargo Stable Return Fund, which invests in high quality investment contracts issued by insurance companies, banks and other financial institutions, as well as short-term investment products. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Stable Return Fund is a collective trust fund that holds fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fair value of the collective trust fund as well as the adjustment of the fund from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Distributions

Distributions are recorded when checks are drawn and delivered to participants.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (continued)

Administrative Expenses

Except for those expenses the employer may elect to pay, expenses for recordkeeping and administration shall be deducted from Participants’ and Beneficiaries’ Accounts on a quarterly basis. Effective October 1, 2011, expenses incurred in administering the Plan shall be allocated quarterly on a per capita basis to all Participants’ and Beneficiaries’ individual accounts. Effective January 1, 2012, expenses incurred in administering the Plan shall be allocated monthly, quarterly or periodically as determined by the Plan Administrator on a per capita basis to all Participants’ and Beneficiaries’ individual accounts. Such administrative expenses shall include, but are not limited to, recordkeeping, auditing, annual reporting, legal and investment services. If applicable, transaction fee expenses associated with loans and distributions shall be deducted from Participants’ Accounts on a quarterly basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan Administrators deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded (See Note 1).

NOTE 3—TAX STATUS

The Savings Plan obtained its latest determination letter on February 11, 2009, in which the IRS stated that the Plan, as amended and restated effective January 1, 2008, is in compliance with applicable requirements under the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrators and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable qualification requirements of the IRC and therefore, believes that the Plan is qualified and the related Master Trust is tax-exempt. Thus, no provision for income taxes has been included in the financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. Accordingly, no interest or penalties related to uncertain tax positions have been recognized. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 4—PLAN AMENDMENTS

The Plan was amended effective October 1, 2011, to include (1) changes of a clarifying and technical nature in conformance with the change in the Plan’s recordkeeper to J. P. Morgan; (2) to impose a 25% limit on employee investments of new monies into the common stock of WGL Holdings, Inc. and to limit transfers into this fund such that no more than 25% of a participant’s account balance will be invested in the Common Stock of WGL Holdings, Inc.; and (3) to allocate recordkeeping expenses to all participant and beneficiary accounts.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

The Plan was amended effective January 1, 2012 to include changes to how administrative expenses are allocated to Participant and Beneficiary accounts as follows: expenses incurred in administering the Plan shall be allocated monthly, quarterly or periodically as determined by the Plan Administrator on a per capita basis to all Participants’ and Beneficiaries’ individual accounts. Such administrative expenses shall include, but are not limited to, recordkeeping, auditing, annual reporting, legal and investment services. If applicable, expenses associated with loans and distributions shall be deducted from Participants’ Accounts on a quarterly basis.

The Plan was amended effective January 1, 2013 to provide certain management employees at participating affiliates with an employer supplemental contribution, to expand the period of service used to determine the percentage of the employer supplemental contribution to include service with participating employers or members of the Washington Gas controlled group, and to increase the frequency of partial withdrawals that may be taken by terminated employees to once per month.

NOTE 5—MASTER TRUST

The Master Trust is composed of 20 investment funds. Funds are allocated to the participating plans in accordance with the Plan provisions and participant allocation elections.

The assets of the following plans were combined in the Master Trust as of December 31, 2012 and 2011:

•	Washington Gas Light Company Savings Plan

•	Washington Gas Light Company Capital Appreciation Plan

The Plan’s interest in the Master Trust is stated at the fair value of its underlying net assets in the Master Trust and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and administrative expenses and allocated investment losses. The assets and investment income, including realized and unrealized gains and losses, of the Master Trust are allocated to the Plan in relation to its proportionate share of the Master Trust assets invested for participant-directed accounts. The Plan’s interest in the Master Trust’s net assets as of December 31, 2012 and 2011 was 66.48% and 65.44%, respectively.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

The following table presents the fair value of the investments of the Master Trust as of December 31, 2012 and 2011:

	December 31
	2012	2011
Investments at fair value:
Registered investment companies	$62,882,961	$53,658,251
Collective trust funds	114,304,878	112,967,381
Common stock of WGL Holdings, Inc.	27,605,089	32,811,498
Common stocks—other	5,999,337	—
U.S. Government securities	25,576	—
Interest-bearing cash	41,180	—

Total Master Trust investments	210,859,021	199,437,130
Non-interest bearing cash	348	—
Dividend receivable	255	—
Due to broker	(30,435)	—

Total net assets in Master Trust, at fair value	210,829,189	199,437,130
Adjustment from fair value to contract value for interest in collective trust fund related to fully benefit-responsive investment contracts	(1,345,309)	(1,261,272)

Total net assets in Master Trust	$209,483,880	$198,175,858

The following table presents the changes in net assets for the Master Trust for the year ended December 31, 2012:

Net appreciation (depreciation) in fair value of investments:
Registered investment companies	$8,331,068
Collective trust funds	7,991,587
Common stock of WGL Holdings, Inc.	(3,676,665)
Common stocks—other	825,295

13,471,285
Dividend and interest income	3,586,477

Net investment income	17,057,762
Net transfers	(5,749,740)

Increase in net assets	11,308,022
Net assets:
Beginning of year	198,175,858

End of year	$209,483,880

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6—FAIR VALUE MEASUREMENTS

The fair value of financial assets and liabilities is measured in accordance with ASC Topic 820. Under ASC Topic 820, fair value is defined as the exit price, representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a framework for measuring the fair value of financial assets and liabilities. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.

•

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Many investments provide their investors with a calculated net asset value (“NAV”) per share that is used to estimate the fair value of the investment. The NAV can be used as a practical expedient to measure fair value if the NAV of the investment is calculated using the measurement principles of ASC Topic 946, Financial Services – Investment Companies.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6—FAIR VALUE MEASUREMENTS (continued)

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Registered investment companies
Large cap growth funds	$38,012,802	$—	$—	$38,012,802
Fixed income funds	12,502,008	—	—	12,502,008
International value funds	7,523,509	—	—	7,523,509
Small/mid cap value funds	4,844,643	—	—	4,844,643
Collective trust funds
Target date funds	—	28,009,398	—	28,009,398
Large cap blend funds	—	13,654,633	—	13,654,633
Large cap value funds	—	18,756,894	—	18,756,894
International growth funds	—	6,148,675	—	6,148,675
Stable Return Fund	—	—	47,735,277	47,735,277
Common Stock of WGL Holdings, Inc.	27,605,089	—	—	27,605,089
Interest-bearing cash	41,180	—	—	41,180
Wells Fargo Discovery Advantage Fund Common stocks	5,999,337	—	—	5,999,337
U.S. government securities	—	25,576	—	25,576

Total investments, at fair value	$96,528,568	$66,595,176	$47,735,277	$210,859,021

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Registered investment companies
Large cap growth funds	$33,057,232	$—	$—	$33,057,232
Fixed income funds	9,852,100	—	—	9,852,100
International value funds	6,468,665	—	—	6,468,665
Small/mid cap value funds	4,280,254	—	—	4,280,254
Collective trust funds
Target date funds	—	23,360,527	—	23,360,527
Large cap blend funds	—	10,857,135	—	10,857,135
Large cap value funds		18,835,326		18,835,326
Small/mid income funds	—	5,294,389	—	5,294,389
International growth funds	—	4,848,299	—	4,848,299
Stable Return Fund	—	—	49,771,705	49,771,705
Common Stock of WGL Holdings, Inc.	32,811,498	—	—	32,811,498

Total investments, at fair value	$86,469,749	$63,195,676	$49,771,705	$199,437,130

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6—FAIR VALUE MEASUREMENTS (continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common Stock of WGL Holdings, Inc.: Valued at the average price based upon the aggregate of all purchases and sales related to WGL Stock for that particular day.

Registered investment companies: Valued at daily closing price as reported by the fund. Registered investment companies held by the Plans are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price and therefore, are deemed to be actively traded.

Collective trust funds: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee or issuer of the fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The collective trust funds include the NT Collective S&P 500 Index Fund, MFS International Growth Fund, NWQ Large Cap Value Fund, and the JPMorgan SmartRetirement Funds. The NT Collective S&P 500 Index Fund has an investment objective to approximate the performance of the S&P 500 Index over the long term. The MFS International Growth Fund seeks capital appreciation through investments in the foreign equity securities including emerging market equity securities. The NWQ Large Cap Value Fund has an investment objective to approximate the performance of the Russell 1000 Value index over the long term. The JPMorgan SmartRetirement Funds have an investment objective to use asset allocation adjustments to meet the changing needs of investors as they reach retirement. The asset allocation becomes more conservative as an investor approaches retirement. There are no unfunded commitments with respect to any of the funds. Participant transactions (purchases and sales) may occur daily with no additional days’ notice required for redemption except that the JPMorgan SmartRetirement Funds would require a 60-day notification if the Master Trust were going to do a partial or complete withdrawal from these funds.

Stable Return Fund: Valued at the NAV of units of the Wells Fargo Stable Return Fund, a bank collective trust. The NAV, as provided by the Trustee or issuer of the fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The investment objective of the Stable Return Fund is safety of principal, adequate liquidity, and returns superior to shorter maturity alternatives. In order to meet this objective, the Stable Return Fund invests in stable value investment vehicles such as guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts issued by highly rated financial institutions and corporations, as well as obligations of the U.S. government or its agencies. There are no unfunded commitments with respect to this fund. See Note 7 – Stable Return Fund.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6—FAIR VALUE MEASUREMENTS (continued)

The table below sets forth a summary of changes in the fair value of the Master Trust’s level 3 assets for the year ended December 31, 2012.

Stable Return Fund
Balance, beginning of year	$49,771,705
Interest income included in change in net assets	842,559
Net appreciation – change in adjustment from contract value to fair value	84,037
Purchases
Contributions, rollovers, loan repayments and transfers in	18,657,533
Sales
Withdrawals, distributions, administrative fees and transfers out	(21,620,557)

Balance, end of year	$47,735,277

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in Note 5—Master Trust.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan and Master Trust evaluated the significance of transfer between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2012, there were no transfers in or out of levels 1, 2 or 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 7—STABLE RETURN FUND

The Plan has assets invested in the Wells Fargo Stable Return Fund Q (“SRF”) which as of December 31, 2012 and 2011 has invested all of its assets in the Wells Fargo Stable Return Fund G (“WF Fund G”), a collective trust fund sponsored by the Wells Fargo Bank, N.A. (“Wells Fargo”). The daily value of the SRF’s investment is based on the underlying daily value reported by the WF Fund G. The NAV of the WF Fund G is calculated daily and net investment income is not distributed but reinvested and the NAV adjusted accordingly. The SRF allows for daily liquidity with no additional days’ notice required for redemption.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

All withdrawals and transfers from the SRF are payable at contract value. Contract value represents contributions made to the SRF plus earnings less participant withdrawals and administrative expenses. Participant-directed transfers from the SRF are permitted to non-competing funds, subject to a 90-day equity wash provision. However, Wells Fargo reserves the right to require a 12-month notification if the Master Trust were going to withdraw from the SRF.

The contract value of the Master Trust’s investment in the SRF as of December 31, 2012 and 2011 was $46,389,968 and $48,510,433, respectively. The crediting interest rates for the SRF are derived from the underlying investments in the WF Fund G which consist of both (1) guaranteed investment contracts at fixed rates and (2) security-backed contracts with variable interest rates reset on a quarterly basis and a minimum interest rate of zero percent. For the year ended December, 31, 2012, the average yield based on actual earnings was 0.94% and on the interest rate credited to participants was 1.95%. For the year ended December, 31, 2011, the average yield based on actual earnings was 1.56% and on the interest rate credited to participants was 2.33%.

Plan management believes the occurrence of events and circumstances that would cause the SRF to transact at less than contract value is not probable.

NOTE 8—RISKS AND UNCERTAINTIES

The Master Trust invests in various investment securities. Investment securities are exposed to interest-rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 9—RELATED-PARTY TRANSACTIONS

Effective April 1, 2010, State Street Bank and Trust Company was replaced by ING National Trust Company as the trustee for the Master Trust. On October 1, 2011, ING National Trust Company was replaced by JPMorgan Chase Bank, N.A. as the trustee for the Master Trust. JPMorgan Chase Bank, N.A. was the trustee of the JPMorgan SmartRetirement Funds from October 1, 2011 to December 31, 2012, therefore, these transactions qualified as party-in-interest transactions in 2011 for which an exemption exists. Additionally, as the Master Trust holds investments in the common stock of WGL Holdings, Inc., these transactions qualify as party-in-interest and related party transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund.

NOTE 10—RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Adopted in the Current Plan Year

Fair Value. In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 amends ASC Topic 820 to include a consistent definition of the term “fair value” and set forth common requirements for measuring fair value and disclosing information about fair value measurements in financial statements. ASU 2011-04 was effective for the Plan’s financial statements beginning January 1, 2012. The adoption of this standard did not have a material effect on the Plan’s financial statements. Refer to Note 6—Fair Value Measurements for the required disclosures under this standard.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Balance Sheet Offsetting. In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. This standard amends the disclosure requirements on offsetting in ASC Topic 210 by requiring enhanced disclosures about financial instruments and derivative instruments that are either: (i) offset in accordance with existing guidance or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the balance sheet. ASU 2011-11 will be effective for the Plan’s financial statements on January 1, 2013. We do not expect the adoption of this standard to have a material effect on the financial statements.

NOTE 11—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	December 31
	2012	2011
Net assets available for benefits per financial statements	$141,107,100	$131,970,766
Adjustment from contract value to fair value for the collective trust fund investment in the SRF	899,213	846,095

Total net assets in Master Trust	$142,006,313	$132,816,861

The following is a reconciliation of changes in net assets per the financial statements to Form 5500 for the year ended December 31, 2012:

Net increase in net assets per financial statements	$9,136,334
Change in adjustment from contract value to fair value for the collective trust fund investment in the SRF	53,118

Net income and net transfers per Form 5500	$9,189,452

NOTE 12—SUBSEQUENT EVENTS

The Plan has evaluated events and transactions subsequent to the Plan’s year-end through the date that these financial statements were available to be issued on July 8, 2013. Based on this evaluation, the Plan is not aware of any events or transactions that occurred subsequent to the Plan’s year-end and through this date that would require recognition or disclosure in the financial statements.

Washington Gas Light Company Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 53-0162882

Plan Number 004

As of December 31, 2012

(a)	(b) Identity of Issue, Borrow er, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participant loans	Varying maturities with interest rates ranging from 4.25% to 8.44%	**	$1,853,720

*	Denotes party-in-interest.
**	Historical cost data is not required to be presented, as investment is participant directed.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

Date: July 8, 2013	/s/ Vincent L. Ammann
Vincent L. Ammann, Jr. (Plan Administrator) Vice President and Chief Financial Officer Washington Gas Light Company

Date: July 8, 2013	/s/ Luanne S. Gutermuth
Luanne S. Gutermuth (Plan Administrator) Vice President, Human Resources and Organization Development Washington Gas Light Company